UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number 1-11607

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2012

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Energy Company Savings and Stock Ownership Plan
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the DTE Energy Company Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2011	2010
	(In thousands)
ASSETS
Investment in DTE Energy Master Plan Trust (Note 4)	$993,603	$969,111
Notes receivable from Participants	22,886	21,982
NET ASSETS AVAILABLE FOR BENEFITS	$1,016,489	$991,093

See accompanying Notes to Financial Statements

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Dividends and interest	20,051
Interest on loans to Participants	1,151
21,202

Contributions:
Employer	22,965
Participants	44,974
Rollover	3,065
71,004
Other	590
Total Additions	92,796

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in fair value of investment in DTE Energy Master Plan Trust	(810)
Distributions and withdrawals	(64,659)
Administrative and brokerage fees	(835)
Net transfers to other sponsored plans	(1,096)
Total Deductions	(67,400)

NET INCREASE	25,396

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	991,093
End of year	$1,016,489

See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION

The following description of the DTE Energy Company Savings and Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of The Detroit Edison Company, Michigan Consolidated Gas Company (MichCon), DTE Enterprises, Inc., DTE Energy Corporate Services, LLC (DTE LLC), Citizens Gas Fuel Company (Citizens Gas), Midwest Energy Resources Company (MERC), (Company or Companies) and the DTE Energy Company non-regulated affiliates (Participating Affiliates), excluding employees of the Detroit Edison Company, MichCon, MERC and certain employees of Participating Affiliates who are represented by collective bargaining agreements, are eligible to participate in the Plan as soon as administratively practicable upon hire (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan has three distinct subdivisions, which originate from the merger of former plans. These subdivisions are generally referred to as the Detroit Edison Plan, the MCN Plan, and the Citizens Plan. Participation in the subdivisions may be dependent upon the defined benefit plan in which the employee participates.

DTE LLC, as the Plan sponsor, has delegated responsibility for the financial and investment aspects of the Plan to the DTE Energy Investment Committee and for the administration of the Plan to the DTE Energy Benefit Plan Administration Committee (BPAC).

Investment management fees, brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the Plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100 percent of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee Contributions, and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation, annually. In the event a Detroit Edison Plan or MCN Plan Participant’s Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions, unless the Participant is eligible for, and has elected to participate in, the DTE Energy Company Supplemental Savings Plan (SSP). Participants in the Citizens Plan will have their contributions automatically stopped when they reach the maximum amount permitted by the IRC, unless the Participant is eligible to participate and has elected to participate in, the SSP. If a Participant’s total annual additions (Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant’s contributions will be stopped or refunded, as applicable, unless the Participant is eligible to participate in the SSP. For Participants who are eligible and have elected to participate in the SSP, contributions continue on a pre-tax basis to the SSP once an IRC limit is reached.

•
For the Detroit Edison Plan, the Company Contributions are 100 percent of the first 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions and 50 percent of the next 4 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 8 percent of basic compensation.

•
For the MCN Plan, all Participants receive Company Contributions equal to 100 percent of the first 6 percent of the aggregate of Employee Contributions and Tax Deferred Contributions. There are no Company Contributions for Employee Contributions and Tax Deferred Contributions, which in the aggregate exceed 6 percent of basic compensation. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Common Stock Fund accounts of employees with 30 years of service or more as of March 1 who do not meet the IRC definition of a highly compensated employee.

•
For the Citizens Plan, for Participants who have attained two years of service, the Company Contributions are 100 percent up to the first 5.5 percent of Tax Deferred Contributions, as long as the Participant’s Tax Deferred Contributions are at least 5.5 percent. For Participants who have completed 20 years of service, the Company Contributions are increased to 6 percent of Tax Deferred Contributions, as long as the Participant’s Tax Deferred Contributions are at least 6 percent.

•
For non-represented employees of The Detroit Edison Company, Michigan Consolidated Gas Company, Citizens Gas, or MCN Energy Enterprises, or employed by the Company and designated as supporting one or more of these employers, who are hired or rehired on or after January 1, 2012, the following also applies:

(i)
In addition to the Company contributions noted above for the Detroit Edison plan, the Company will make a non-elective contribution each pay period, equal to 4% of the participant's eligible compensation. No loans or other withdrawals may be made from these non-elective contributions while the participant is actively employed.

(ii)
These participants are treated as having elected to increase their pay reduction agreement by 1% of his or her eligible compensation to make before-tax contributions as of the first pay period in each plan year with a pay date after March 31, unless:

a.	The participants pay reduction agreement to make before-tax contributions in effect on March 31, is for at least 10% of the participant's eligible compensation; or

b.
The participant makes an affirmative election after the first day of the plan year and no later than March 31, of the plan year to not have this increase apply as of the first pay period in that plan year with a pay date after March 31. An election applies only to the plan year in which the election was made and not to any subsequent plan year.

Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions.

While the Company and Participating Affiliates have made their contributions to the trustee with respect to a Plan year on a current basis, the Plan permits the Company and Participating Affiliates to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company’s consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company and Participating Affiliates expect to continue to make Plan contributions on a current basis.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, including eligible Direct Rollover Contributions, Company Contributions and investment earnings. Forfeited balances of terminated Participants’ non-vested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting

Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions, as well as Company Contributions for employees who hired prior to January 1, 2007, are fully vested at all times. For employees hired on or after January 1, 2007, Company Contributions will vest according to the following schedule:

Years of Service	Percent Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, (c) death, or (d) termination of the Plan.

Investment Options

Participants may elect to have their Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions, and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

The Company Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions from the stock fund to one or more investments at any time.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant’s election.

Contributions received by the trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Other

Includes loan repayments, loan issuances and other miscellaneous adjustments.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The trustee and the Company pay all costs of administering the Plan.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited accounts totaled $500,000 and $112,000, respectively. During 2011, approximately $112,000 of forfeited non-vested accounts were used to reduce Company Contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.

Participants may borrow funds from their account attributable to Tax Deferred Contributions, Employee Contributions (if applicable), Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions not more than once during any calendar year. The number of loans outstanding at one time is limited to two, only one of which may be a principal residence loan.

Subject to certain terms and conditions, a Participant may initiate a general purpose loan for a period of one to five years, or a principal residence loan for a period up to 25 years, at a fixed rate equal to the prime interest rate plus 1 percent, updated monthly, at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.

Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and paid in cash to the Participant by the trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Notes receivable from Participants are valued at cost plus accrued interest and secured by a portion of the Participant’s account balance as collateral.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Plan Amendments and Restatements

The Plan was amended three times in 2011.

During 2010, the Plan changed Trustees from Fidelity Management Trust Company to JPMorgan Chase Bank, N.A.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Participating Affiliates

Other affiliated companies of DTE Energy Company may adopt the Plan with the approval of both the Chairman of the Board of the Company and the chairman of the affiliate.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including short-term investments, index funds, equity funds, fixed income funds, lifecycle funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — FEDERAL INCOME TAX STATUS

On May 13, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions, Catch-Up Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC. In addition, the Plan administrator is not aware of any unrecognized tax benefits as of December 31, 2011 or 2010. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2008.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2011 and 2010.

On February 1, 2010, the Plan requested a new determination letter from the IRS for the Plan as amended and restated effective January 1, 2010.

NOTE 4 — THE DTE ENERGY MASTER PLAN TRUST

The Master Trust consists of certain commingled assets of the Plan, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, and the MichCon Investment and Stock Ownership Plan.

The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 65 percent at December 31, 2011 and 2010). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2011 and 2010 is as follows:

(Thousands)	2011	2010
Investments, at fair value
Short-term investments	$146,047	$136,268
Index funds	499,104	447,330
Equity funds	390,213	441,654
Fixed income funds	91,142	89,832
Lifecycle funds	104,043	102,363
Company common stock	281,524	251,844
Other	12,815	10,602
Assets held in Master Trust	$1,524,888	$1,479,893

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2011:

(Thousands)
Interest, dividend and other income on investments	$31,654
Net depreciation in index funds	(14,947)
Net depreciation in equity funds	(22,211)
Net appreciation in fixed income funds	116
Net depreciation in lifecycle funds	(1,350)
Net appreciation in company common stock	48,765
Net depreciation in other	(618)
Total investment gain	41,409

The following table presents investments of the Master Trust measured at fair value as of December 31, 2011:

(Thousands)	Level 1	Level 2	Total
Interest bearing cash:
Short-term investments	$146,047	$—	$146,047
Registered investment companies:
Index funds	138,897	—	138,897
Equity funds	357,072	—	357,072
Fixed income funds	91,142	—	91,142
Other	12,815	—	12,815
Common collective trusts:
Index funds	—	360,207	360,207
Equity funds	—	33,141	33,141
Lifecycle funds	—	104,043	104,043
Company common stock	281,524	—	281,524
Total Investments at fair value	$1,027,497	$497,391	$1,524,888

The following table presents investments of the Master Trust measured at fair value as of December 31, 2010:

(Thousands)	Level 1	Level 2	Total
Interest bearing cash:
Short-term investments	$136,268	$—	$136,268
Registered investment companies:
Index funds	145,089	—	145,089
Equity funds	409,563	—	409,563
Fixed income funds	89,832	—	89,832
Other	10,602	—	10,602
Common collective trusts:
Index funds	—	302,241	302,241
Equity funds	—	32,091	32,091
Lifecycle funds	—	102,363	102,363
Company common stock	251,844	—	251,844
Total Investments at fair value	$1,043,198	$436,695	$1,479,893

Level 2 assets are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. Level 2 assets do not have any unfunded commitments at December 31, 2011 and 2010 and there are no restrictions on redemption.

Short-Term Investments

This category represents certain short-term fixed income securities and money market investments that are managed in a mutual fund. Pricing for the mutual fund is obtained from quoted prices in actively traded markets, and the fund is classified as a Level 1 asset.

Index Funds

This category includes equity and fixed income investments priced based upon financial indexes. An index mutual or commingled fund principally holds the securities that comprise the index at any point in time. Index funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.

Equity funds

This category consists of actively managed mutual and commingled funds primarily holding large, mid and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.

Fixed Income

This category consists of actively managed mutual and commingled funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets.

Lifecycle

This category consists of commingled funds that modify their stock, bond, and money market asset allocations consistent with previously disclosed asset allocations intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.

Company Common Stock

For valuation purposes, DTE Energy common stock prices are recorded on a daily basis. Prices for transactions are prices that are received on the open market for that specific transaction and are received daily from the plan's brokers based on the executed trades for that day. The stock is classified as a Level 1 asset.

Other

This category consists of a mutual fund that invests directly or indirectly in equity, fixed income, money market and derivative security assets and is classified as a Level 1 asset.

NOTE 5 — DTE ENERGY STOCK FUND

Significant components of the changes in net assets available for plan benefits in 2011 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

(Thousands)
Additions to Net Assets Attributed to:
Net appreciation in fair value of investment in the Master Trust	$26,185
Dividends and interest	6,530
Interest on loans to Participants	80
Employer contributions	23,027
Participant contributions	2,215
Rollover	223
Total Additions	58,260

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(9,675)
Net transfers from other sponsored plans	(32,264)
Other	(30)
Total Deductions	(41,969)
Net Increase	16,291
Net Assets Available for Benefits
Beginning of year	135,147
End of year	$151,438

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by the Plan’s trustee. Therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTARY INFORMATION

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN
(Federal Employer Identification Number: 20-5898509; Plan Number: 002)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Form 5500, Schedule H, Item 4i)

December 31, 2011
(in Thousands)

Description of Investment
	Identity of Issue	(Including Rate of
Party- in-	Borrower, Lessor	Interest, Collateral and		Current
Interest	or Similar Party	Par or Maturity Value)	Cost	Value
*	Participant loans	Loan receivable, interest rates ranged from 4.25 percent to 12 percent during 2011	$0	$22,886

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ENERGY COMPANY SAVINGS AND STOCK OWNERSHIP PLAN

June 20, 2012	/s/ LARRY E. STEWARD
Larry E. Steward
Vice President Human Resources and Chair of Benefit Plan Administration Committee